

SECUR 05044956 ION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/04 (MM/DD/YY) AND ENDING 09/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Easton Investment Services, L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 E. 90th Drive
(No. and Street)

Merrillville	IN	46410
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Bowden (219) 755-4347
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JAN 03 2006
THOMSON FINANCIAL


SEC MAIL
RECEIVED
PROCESSING
NOV 28 2005
WASH, D.C.
185
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Bowden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Easton Investment Services, L.L.C., as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DENISE M. STUPAR
NOTARY PUBLIC STATE OF INDIANA
Resident of Porter County, Indiana
My Commission Expires April 29, 2010

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EASTON INVESTMENT SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2005

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Members of
Easton Investment Services, L.L.C.

We have audited the accompanying statement of financial condition of Easton Investment Services, L.L.C. as of September 30, 2005 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Easton Investment Services, L.L.C. as of September 30, 2005, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 18, 2005

EASTON INVESTMENT SERVICES, L.L.C.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2005

ASSETS

Cash	$ 81,325
Receivable from broker/dealers	3,631
Other assets	35
TOTAL ASSETS	$ 84,991

LIABILITIES AND MEMBERS' CAPITAL

Liabilities	
Accounts payable, accrued expenses and other liabilities	$ 26
Commissions payable	8,214
Total Liabilities	$ 8,240
Members' Capital	$ 76,751
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 84,991

The accompanying notes are an integral part of this financial statement.

EASTON INVESTMENT SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company, a limited liability company, was organized in the state of Indiana on June 19, 2001. The duration of the Company is perpetual. The Company is registered as a broker/dealer with the Securities and Exchange Commission and is also a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business day as the transaction date.

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

As a limited liability company the Company has elected to file as an S Corporation for federal income tax purposes. Income taxes are therefore the responsibility of the individual members of the Company.

NOTE 3 - OPERATING AGREEMENT

The Company's operating agreement places certain restrictions on the transfer of ownership interests in the Company and the amount of debt the Company can incur. Additional information is included therein.

NOTE 4 - RELATED PARTIES

Through common ownership and management the Company is affiliated with Financial Strategies, L.L.C. (terminated effective December 31, 2005), a registered investment advisor, Financial Resources, L.L.C., VP Apartments, L.L.C. and FSR Management, L.L.C. (FSR).

Pursuant to an agreement with the aforementioned related parties which expires on October 31, 2006, the Company is required to pay FSR $615 per month as reimbursement for certain overhead and operating expenses. Payments pursuant to this agreement, which total $7,380, are allocated as follows, on the statement of income:

Occupancy	$ 2,640
Other operating expenses	4,740
	$ 7,380

NOTE 5 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2005 the Company's net capital and required net capital were $76,716 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 11%.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS

The Company's customers may enter into various transactions involving securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to meet the needs of customers. When-issued securities provide for the delayed delivery of the underlying instrument.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENTS - (Continued)

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Initial Introducing Broker/dealer) and the Initial Introducing Broker/dealer's clearing broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, through the Initial Introducing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced securities transactions is performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. In consideration for introducing customers to the Clearing Broker/dealer, the Company receives commissions and other consideration, less the processing and other charges of the Initial Introducing Broker/dealer and the Clearing Broker/dealer. As part of the terms of these agreements, the Company is held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

EASTON INVESTMENT SERVICES, L.L.C.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2005

NOTE 7 - LITIGATION

The Company has been named as a co-defendant in a NASD arbitration. The Statement of Claim states securities fraud and other allegations. The claimant seeks damages in the amount of $250,000 relating to investment losses, plus other compensatory, punitive and exemplary damages. The Company management believes that this claim is without merit and will continue a vigorous defense regarding this matter. Legal counsel is not able to form an opinion regarding the likelihood of an adverse decision or to estimate the amount or range of potential loss, if any.

Except for certain regulatory expenses, the Company has not paid any legal fees relating to this matter. All legal fees have been paid by a Member of the Company, who is also named in the action. This Member has agreed to pay any such legal fees with no remuneration from the Company.